UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Quanta Capital Holdings Ltd.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

G7313F106

(CUSIP Number)

Fati Sadeghi-Nejad, Esq.

General Counsel

QVT Financial LP

1177 Avenue of the Americas, 9th Floor, New York, NY 10036

(212) 705-8888

copies to: Knute J. Salhus, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

399 Park Avenue, New York, NY 10022

(212) 230-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. G7313F106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

QVT Financial LP 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

6,336,959
9. Sole Dispositive Power

0
10. Shared Dispositive Power

6,336,959

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,336,959
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

9.04%
14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. G7313F106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

6,336,959
9. Sole Dispositive Power

0
10. Shared Dispositive Power

6,336,959

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,336,959
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

9.04%
14.	Type of Reporting Person (See Instructions)

OO

CUSIP No. G7313F106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

QVT Fund LP 98-0415217
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

5,103,684
9. Sole Dispositive Power

0
10. Shared Dispositive Power

5,103,684

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,103,684
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

7.28%
14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. G7313F106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

QVT Associates GP LLC 01-0798253
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

5,661,217
9. Sole Dispositive Power

0
10. Shared Dispositive Power

5,661,217

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,661,217
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

8.08%
14.	Type of Reporting Person (See Instructions)

OO

This Amendment No. 1 amends and supplements the Schedule 13D filed by QVT Financial LP (“QVT Financial”),QVT Financial GP LLC, QVT Fund LP (the “Fund”) and QVT Associates GP LLC on July 16, 2007 (the “Schedule 13D”), relating to the common shares, $0.01 par value per share (the “Common Stock”) of Quanta Capital Holdings Ltd. (the “Issuer”) held by the Fund, Quintessence Fund L.P. (“Quintessence”) and a separate discretionary account managed by QVT Financial for Deutsche Bank AG (the “Separate Account”). Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The shares of Common Stock covered by this Schedule 13D were purchased by the Fund, Quintessence and the Separate Account between December 7, 2005 and August 7, 2007 for approximately $14.7 million. The source of funds for the purchases was cash available for investment held by the Fund, Quintessence and the Separate Account.

Item 5. Interest in Securities of the Issuer

(a) and (b). The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. QVT Financial is the investment manager for the Fund, which beneficially owns 5,103,684 shares of Common Stock, and for Quintessence, which beneficially owns 557,533 shares of Common Stock. QVT Financial is also the investment manager for the Separate Account, which holds 675,742 shares of Common Stock. QVT Financial has the power to direct the vote and disposition of the Common Stock held by each of the Fund, Quintessence and the Separate Account. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 6,336,959 shares of Common Stock, consisting of the shares owned by the Fund and Quintessence and the shares held in the Separate Account.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial.

QVT Associates GP LLC, as General Partner of the Fund and Quintessence, may be deemed to be the beneficial owner of an aggregate amount of 5,661,217 shares of Common Stock, consisting of the shares owned by the Fund and Quintessence.

The Covered Persons, as managing members of QVT Financial GP LLC and QVT Associates GP LLC, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial, QVT Financial GP LLC, the Fund and QVT Associates GP LLC.

Each of QVT Financial, QVT Financial GP LLC and the Covered Persons disclaim beneficial ownership of the shares of Common Stock owned by the Fund and Quintessence and the shares of Common Stock held in the Separate Account. QVT Associates GP LLC disclaims beneficial ownership of the shares of Common Stock owned by the Fund and Quintessence, except to the extent of its pecuniary interest therein.

The percentage disclosed in Item 13 of the Cover Page for each reporting person is calculated based upon 70,068,562 shares of Common Stock outstanding, which is the total number of shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007.

(c) The reported share amounts for QVT Financial, QVT Financial GP LLC, the Fund, and QVT Associates GP LLC reflect amounts as of August 7, 2007. The Fund, Quintessence and the Separate Account effected the following transactions in the Common Stock since the filing of the Schedule 13D:

•

On August 7, 2007, the Fund sold 160 shares of Common Stock, Quintessence sold 18 shares of Common Stock and the Separate Account sold 22 shares of Common Stock in the open market at a price of $2.70 per share.

•

On August 7, 2007, the Fund purchased 410,480 shares of Common Stock, Quintessence purchased 43,415 shares of Common Stock and the Separate Account purchased 46,105 shares of Common Stock in the open market at a price of $2.71 per share.

•

On August 6, 2007, the Fund purchased 9,113 shares of Common Stock, Quintessence purchased 963 shares of Common Stock and the Separate Account purchased 1,024 shares of Common Stock in the open market at a price of $2.634 per share.

•

On August 3, 2007, the Fund purchased 2,919 shares of Common Stock, Quintessence purchased 308 shares of Common Stock and the Separate Account purchased 373 shares of Common Stock in the open market at a price of $2.761 per share.

•

On August 2, 2007, the Fund purchased 7,517 shares of Common Stock, Quintessence purchased 819 shares of Common Stock and the Separate Account purchased 964 shares of Common Stock in the open market at a price of $2.785 per share.

•

On August 1, 2007, the Fund purchased 3,880 shares of Common Stock, Quintessence purchased 422 shares of Common Stock and the Separate Account purchased 498 shares of Common Stock in the open market at a price of $2.738 per share.

•

On July 31, 2007, the Fund purchased 121,235 shares of Common Stock, Quintessence purchased 13,216 shares of Common Stock and the Separate Account purchased 15,549 shares of Common Stock in the open market at a price of $2.75 per share.

•

On July 31, 2007, the Fund purchased 6,062 shares of Common Stock, Quintessence purchased 660 shares of Common Stock and the Separate Account purchased 778 shares of Common Stock in the open market at a price of $2.699 per share.

•

On July 30, 2007, the Fund purchased 5,577 shares of Common Stock, Quintessence purchased 607 shares of Common Stock and the Separate Account purchased 716 shares of Common Stock in the open market at a price of $2.691 per share.

•

On July 26, 2007, the Fund purchased 5,092 shares of Common Stock, Quintessence purchased 555 shares of Common Stock and the Separate Account purchased 653 shares of Common Stock in the open market at a price of $2.768 per share.

•

On July 25, 2007, the Fund purchased 5,335 shares of Common Stock, Quintessence purchased 581 shares of Common Stock and the Separate Account purchased 684 shares of Common Stock in the open market at a price of $2.766 per share.

•

On July 24, 2007, the Fund purchased 6,305 shares of Common Stock, Quintessence purchased 687 shares of Common Stock and the Separate Account purchased 808 shares of Common Stock in the open market at a price of $2.766 per share.

•

On July 24, 2007, the Fund purchased 80,823 shares of Common Stock, Quintessence purchased 8,811 shares of Common Stock and the Separate Account purchased 10,366 shares of Common Stock in the open market at a price of $2.75 per share.

•

On July 23, 2007, the Fund purchased 5,416 shares of Common Stock, Quintessence purchased 590 shares of Common Stock and the Separate Account purchased 694 shares of Common Stock in the open market at a price of $2.762 per share.

•

On July 20, 2007, the Fund purchased 6,143 shares of Common Stock, Quintessence purchased 669 shares of Common Stock and the Separate Account purchased 788 shares of Common Stock in the open market at a price of $2.699 per share.

•

On July 20, 2007, the Fund purchased 6,063 shares of Common Stock, Quintessence purchased 660 shares of Common Stock and the Separate Account purchased 777 shares of Common Stock in the open market at a price of $2.717 per share.

•

On July 19, 2007, the Fund sold 9,454 shares of Common Stock, Quintessence sold 1,030 shares of Common Stock and the Separate Account sold 1,416 shares of Common Stock in the open market at a price of $2.679 per share.

•

On July 19, 2007, the Fund purchased 16,973 shares of Common Stock, Quintessence purchased 1,850 shares of Common Stock and the Separate Account purchased 2,177 shares of Common Stock in the open market at a price of $2.758 per share.

•

On July 19, 2007, the Fund purchased 274,799 shares of Common Stock, Quintessence purchased 29,957 shares of Common Stock and the Separate Account purchased 35,244 shares of Common Stock in the open market at a price of $2.732 per share.

•

On July 18, 2007, the Fund sold 7,230 shares of Common Stock, Quintessence sold 793 shares of Common Stock and the Separate Account sold 977 shares of Common Stock in the open market at a price of $2.668 per share.

•

On July 18, 2007, the Fund purchased 3,153 shares of Common Stock, Quintessence purchased 343 shares of Common Stock and the Separate Account purchased 404 shares of Common Stock in the open market at a price of $2.677 per share.

•

On July 17, 2007, the Fund purchased 9,000 shares of Common Stock, Quintessence purchased 981 shares of Common Stock and the Separate Account purchased 1,154 shares of Common Stock in the open market at a price of $2.59 per share.

•

On July 16, 2007, the Fund purchased 7,032 shares of Common Stock, Quintessence purchased 766 shares of Common Stock and the Separate Account purchased 902 shares of Common Stock in the open market at a price of $2.536 per share.

(d) Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 - Agreement regarding Joint Filing of Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2007

QVT FINANCIAL LP		QVT FUND LP

By QVT Financial GP LLC,		By QVT Associates GP LLC,
its General Partner		its General Partner

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

Exhibit 1

Agreement of Joint Filing

Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: August 9, 2007

QVT FINANCIAL LP		QVT FUND LP

By QVT Financial GP LLC,		By QVT Associates GP LLC,
its General Partner		its General Partner

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

Appendix A

Covered Persons

Name of Covered Person	Principal Business Address	Principal Occupation
Daniel Gold	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Lars Bader	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Nicholas Brumm	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Tracy Fu	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management